Exhibit 99(a)(4)

199 South Los Robles Avenue, Suite 200  ♦  Pasadena, California  91101
Tel (626) 585-5920  ♦  Fax  (626) 585-5929

November 21, 2016
To the Shareholders of
Steadfast Apartment REIT, Inc.

RE:          notification of offer to purchase

Dear Shareholder:

Everest REIT Investors I, LLC and Everest REIT Investors II, LLC are jointly offering to purchase 2,500,000 common shares (the "Shares"), in Steadfast Apartment REIT, Inc. (the "Corporation"), for cash in the amount of $10.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated November 21, 2016, and the related Transfer Agreement (together, the “Offer”).  Investors should consider the following:

•	The Shares are illiquid, there is no public market for the shares and it is not likely that one will develop.

•	The Corporation states that there is no specific date by which it must have a liquidity event. Our offer provides you the opportunity to receive Cash now for your Shares.

•	At the current rate of distributions it will take you over 15 years to receive the price we are offering to pay now.

•	Our offer avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

A Transfer Agreement is enclosed which you can use to tender your Shares.  Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus/ Login: Steadfast; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you  upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to SteadfastOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on December 29, 2016.

Very truly yours,

Everest REIT Investors I, LLC
Everest REIT Investors II, LLC